Exhibit 99.1

 No.19/09

IAMGOLD ANNOUNCES INCREASED PRODUCTION GUIDANCE FOR 2009

Toronto, Ontario, June 18, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today announced updated guidance for 2009 production, costs, capital expenditure and exploration.

Assumptions used in the updated 2009 guidance include a gold price of $900 per ounce and a fuel price of $55 per barrel.  All dollar amounts are expressed in US dollars, unless otherwise indicated.

HIGHLIGHTS

•	Full year gold production for 2009 is expected to be 910,000 to 920,000 ounces at an average cash cost[1] of between $460 and $470 per ounce

•	Full year niobium production from the Niobec mine is expected to be 4,200 to 4,400 tonnes with operating margins of between $20 and $22 per kilogram

•	Capital expenditures are expected to be $448 million for 2009

•	Greenfields exploration expenditures remain forecast at $34 million for 2009

“We have had an excellent start to 2009 with outstanding productivity improvements at several mines and an extension of the Doyon mine life.  We’re extremely pleased to announce this improved production guidance with lower cash costs,” commented President & Chief Executive Officer Joseph Conway.  “We will continue to pursue opportunities to optimize our operations and development projects for the remainder of 2009.  We have already announced investments to improve cash flows from Niobec, our niobium mine in Quebec and we are working to achieve significant improvements at our joint venture mines in West Africa.”

2009 Production Guidance

In 2009, IAMGOLD now projects production of approximately 910,000 to 920,000 ounces of gold, an increase of 30,000 to 40,000 ounces over previous guidance.  This increased 2009 production guidance primarily reflects productivity increases at Rosebel and the extended life of the Doyon mine into Q3 2009, partly offset by lower grades at Mupane.

Cash cost is expected to average between $460 and $470 per ounce for the full year 2009, a decrease of $10 per ounce from previous guidance.  This decreased 2009 cash cost guidance primarily reflects productivity improvements at Rosebel.

Niobium production from the Niobec mine is now forecast at approximately 4,200 to 4,400 tonnes for 2009.  The slight decrease from previous production guidance primarily reflects slightly lower grades and recoveries due to higher silica content in the ore.

The Niobec operating margin is now expected in the $20 to $22 per kilogram range.  This increase in operating margin guidance primarily reflects favourable aluminum input prices and improved confidence in the niobium price for the remainder of 2009.

Assumptions used in the new 2009 guidance include $900 per ounce gold (vs $800 for previous guidance), $55 per barrel oil (vs $65 for previous guidance) and a Canadian/US dollar exchange rate of 1.15 (same as previous guidance).  As part of IAMGOLD’s focus on controlling costs, pricing for approximately 50% of the fuel required for 2009 at IAMGOLD operations (excluding Tarkwa and Damang) has been capped at an average price of $64 per barrel through the use of call options. Currency contracts have been put in place to reduce exposure to fluctuations in the Canadian dollar. Initial contracts to cover 50% of the exposure have been reduced to 12.5% of the exposure as a result of raising Canadian funds through a Canadian Equity issue.

2009 Expenditures

Capital expenditures for the full year 2009 are now estimated at $448 million, with approximately $153 million spent as at May 31, 2009 (unaudited).

Greenfields exploration expenditures remain forecast at $34 million for 2009.

1Cash Costs

Cash Cost and operating margin are non-GAAP measures.  Please refer to the Supplemental information attached to the Company’s MD&A filed on Sedar at www.sedar.com for additional details.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in this press release such as “measured”, “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by US registered companies in their filings with the SEC. US investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway
President  & CEO
Tel: (416) 360-4712
Toll-free: 1 888 IMG-9999
Tamara Brown
Director, Investor Relations
Tel: (416) 360-4743
Toll-free: 1 888 IMG-9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov/edgar.shtml, or www.iamgold.com.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.